Exhibit 2.05
AMENDMENT NO. 1
TO
EARN OUT AGREEMENT
THIS AMENDMENT NO. 1 TO EARN OUT AGREEMENT (the “Amendment”), dated as of December 29, 2005, amends that certain Earn Out Agreement (the “Agreement”), dated as of September 11, 2005, by and among eBay Inc., a Delaware corporation (the “Purchaser”), Skype Technologies S.A., a limited company registered under the laws of the Grand Duchy of Luxembourg (the “Company”) and the parties identified on Schedule I thereto (the “Sellers”). Capitalized terms used, but not otherwise defined, shall have the meanings ascribed to them in the Agreement.
     WHEREAS, the Purchaser has completed its acquisition of the Company pursuant to the Purchase Agreement;
     WHEREAS, pursuant to the terms of the Agreement, Janus Friis was to have the title of Vice President, Strategy, and the Vice President, Strategy was to have certain rights and responsibilities under the Agreement;
     WHEREAS, the Board of Directors of the Company has determined that it is desirable and in the best interests of the Company and its shareholders to appoint Mr. Friis as Senior Vice President, Strategy & Innovation;
     WHEREAS, the parties desire to avoid any confusion over such appointment under the terms of the Agreement; and
     WHEREAS, the parties also desire to amend a typographical error in Section 5.11 of the Agreement.
     NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and other good and valuable consideration the adequacy and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:
1.	Amendments.
(a)	Each reference to “Vice President, Strategy” contained in the Agreement shall be amended to read “Senior Vice President, Strategy & Innovation.”

(b)	The first sentence of Section 5.11 shall be amended and restated in its entirety to read as follows: “Except as set forth in Section 3.2, and except with respect to disputes regarding the occurrence of an Intervention Event or an Acceleration Event (which shall be submitted for resolution in accordance with Section 5 of Schedule 9 to the Purchase

Agreement as if such dispute were a Claim Dispute), the courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement.”
2.	Choice of Governing Law. This Amendment shall be governed by and construed in accordance with English law.

3.	Jurisdiction. Disputes with respect to this Amendment shall be submitted for resolution in accordance with Section 5 of Schedule 9 to the Purchase Agreement as if such dispute were a Claim Dispute. Nothing in this Agreement shall preclude any party from seeking interim relief in any court of competent jurisdiction. Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the jurisdiction of the English courts. Each party also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction. Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts.

     IN WITNESS WHEREOF, the parties, intending to be legally bound, have executed this Amendment as of the date first above written.

EBAY INC.

By:	/s/ Brian Levey

Name:	Brian Levey
Title:	Assistant Secretary

SKYPE TECHNOLOGIES S.A.

By:	/s/ Niklas Zennström

Name:	Niklas Zennström
Title:	Director and Chief Executive Officer

HERHO HOLDING B.V.

By:	/s/ Pamela Colburn

Name:	Pamela Colburn
Title:	Authorized Signatory